Kevin L. Crudden
Vice President & General Counsel
September 16, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4561
Attn: Stephen G. Krikorian, Accounting Branch Chief

Re:	Digital River, Inc.
Form 10-K For the Fiscal Year Ended December 31, 2008
Form 10-K/A For the Fiscal Year Ended December 31, 2008
Form 10-Q For the Quarterly Period Ended March 31, 2009
Form 10-Q For the Quarterly Period Ended June 30, 2009
File No. 000-24643
Dear Mr. Krikorian:
     On behalf of Digital River, Inc., a Delaware corporation (the “Company”), I am writing in response to your comment letter dated September 1, 2009 (the “Comment Letter”) regarding the Company’s disclosures in its filings identified above.
     The Company acknowledges the Staff’s comment and respectfully submits the following response. The text of the Staff’s comment has been reproduced below for your convenience.
Form 10-K/A For the Fiscal Year Ended December 31, 2008
Consolidated Statements of Income, page 7
     Comment 1. We are considering your responses to prior comments 2 and 17. You state that “the balance of the costs associated with delivering products and services are recorded across multiple line items in [y]our Statements of Operations,” however, it is unclear how your presentation complies with Item 5-03(2) [assume intended reference was to Item 302(a)(1) of Regulation S-K OR Rule 5-03(b)(1) of Regulation S-X] of Regulation S-K and Question 3 of SAB Topic 6.G. That is, your Statements of Operations should be presenting an amount that represents cost of revenue. For each

Securities and Exchange Commission
September 16, 2009

period presented, please tell us the amount of cost of revenues included in each of the expense line items included in your response. If you believe that these amounts are not material, please provide us with your assessment of the quantitative and qualitative impact on your financial statements of presenting a measure of gross profit. Refer to SAB 99.
     Response 1.
The Company evaluated the criteria outlined in Item 302(a)(1) of Regulation S-K, Rule 5-03(b) of Regulation S-X, and Emerging Issues Task Force (“EITF”) Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, in analyzing its reporting requirements including whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as net revenue. As noted in our prior correspondence to the Commission, the Company reports revenue “net”, that is, the amount billed to a customer less the amount paid to suppliers. After netting out the amounts paid certain suppliers against revenue, the Direct cost of Services and Network and Infrastructure line items in our Statement of Operations include costs and expenses associated directly with or allocated to services rendered. This presentation is consistent with how the Company had historically discussed results from operations in MD&A. Discussion of “gross profit” was discontinued in MD&A to conform MD&A to management’s focus on income from operations and net income. At the same time, the Company inadvertently conformed its quarterly financial data presented in its SEC Form 10-K Item 302(a)(1) disclosures and presented quarterly “income from operations” and “net income” but did not itemize “net sales less costs and expenses associated directly with or allocated to products sold or services rendered” as required by Item 302(a)(1) of Regulation S-K.
Based on this review, the Company will present in future filings, the information required to compute gross profit in its quarterly financial data presented in its SEC Form 10-K Item 302(a)(1) disclosure and as further clarified in Question 3 of SAB Topic 6.G. We will also disclose the fact that Costs and Expenses on our Statement of Operations are exclusive of depreciation and amortization expense as clarified in SAB Topic 11.B. The Company believes presenting this information in future filings is appropriate since the Company did continue to itemize in its quarterly SEC Form 10-Q and annual SEC Form 10-K the information required to compute “gross profit” (Revenue, Direct cost of Services, and Network and Infrastructure cost were itemized in all filings). Since this itemization relates to additional disclosure only, this presentation will not impact the total cost and expenses, the classification of costs and expenses, income from operations, net income or net income per share reported by the Company in its original filings.

Securities and Exchange Commission
September 16, 2009

     Please direct any further questions or comments concerning this response letter to me at (952) 540-3050.

Sincerely, DIGITAL RIVER, INC.
By:	/s/ Kevin L. Crudden
Kevin L. Crudden, Esq.
Vice President and General Counsel

cc:	Tamara Tangen, Securities and Exchange Commission Maryse Mills-Apenteng, Securities and Exchange Commission Thomas M. Donnelly, Chief Financial Officer, Digital River, Inc.

3